Exhibit 99.1

AEGON to publish preliminary Q4 results on February 17, 2009

•	Full financial calendar for 2009 and 2010 also detailed

AEGON will release estimated preliminary results for the fourth quarter of 2008 on Tuesday, February 17, 2009, at 07:30 AM CET. Complete fourth quarter and full year 2008 results will be published, as scheduled, on Thursday, March 12, 2009.

AEGON, meanwhile, has brought forward the release of its fourth quarter 2009 results from March to February 25th, 2010 – part of broader efforts to ensure information is provided to financial markets in a more timely and effective manner. Today, AEGON is also publishing details of its financial calendar for 2009 and 2010. Please note that all quarterly earnings will be published at 07:30 AM CET.

2009

February 17	Preliminary fourth quarter 2008 results

March 12	Fourth quarter 2008 results

March 23	Record date for attending / voting at the April 22 AGM

March 31	Annual Report 2008 available on corporate website

April 22	Annual General Meeting of Shareholders*)

May 14	First quarter 2009 results and Embedded Value 2008

June 9 – 10	Analyst & Investor Conference – London

August 13	Second quarter 2009 results

November 12	Third quarter 2009 results

December 2	Investor Day – New York

*)	As announced in the press release of October 28, 2008 regarding the capital agreement with the Dutch state, AEGON will forego the final dividend to shareholders for 2008

2010

February 25	Fourth quarter 2009 results

March 29	Annual Report 2009 available on corporate website

April 29	Annual General Meeting of Shareholders

May 12	First quarter 2010 results and Embedded Value 2009

August 12	Second quarter 2010 results

November 11	Third quarter 2010 results

AEGON’s regular quarterly and annual earnings will be published on the company’s website on the day of their release. Details on the scheduled news conferences and analysts’ meetings will be published on AEGON’s corporate website (www.aegon.com).

All dates mentioned above are preliminary dates and may be subject to change.

Media relations	Website	20090206
+31 (0)70 344 8344	www.aegon.com
Investor relations
+31 (0)70 344 8305

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ nearly 32,000 people and have over 40 million customers across the globe.

Key figures	2007	First nine months 2008
Underlying earnings before tax	EUR 2.64 billion	EUR 1.75 billion
New life sales	EUR 3.27 billion	EUR 2.03 billion
Gross deposits	EUR 44.53 billion	EUR 28.82 billion
Revenue generating investments (end of period)	EUR 371 billion	EUR 351 billion

Group Corporate Communications & Investor Relations

Media relations	Investor relations
Greg Tucker	Gerbrand Nijman
+ 31 (0)70 – 344 8956	+ 31 (0)70 – 344 8305 or 877 548 9668 – toll free USA only
E-mail: gcc-ir@aegon.com	E-mail: ir@aegon.com

Website

www.aegon.com

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

¡	The frequency and severity of insured loss events;

¡	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

¡	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

¡	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

¡	Acts of God, acts of terrorism, acts of war and pandemics;

¡	Changes in the policies of central banks and/or governments;

¡	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

¡	Customer responsiveness to both new products and distribution channels;

¡	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

¡	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

¡	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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